

April 11, 2011

<u>Via U.S. Mail</u>

Mr. Peter Mainz
Chief Executive Officer
Sensus (Bermuda 2) Ltd./Sensus USA Inc.
8601 Six Forks Road, Suite 700
Raleigh, NC   27615

> **Re: Sensus (Bermuda 2) Ltd./Sensus USA Inc.**
> **Form 10-K for fiscal year ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 10-K/A filed December 20, 2010**
> **File No. 333-113658-5/333-113658**

Dear Mr. Mainz:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief